As filed with the Securities and Exchange Commission on May 4, 1995
                                          Registration No. 33-58297
=================================================================
             SECURITIES AND EXCHANGE COMMISSION
                 Washington, D. C.  20549
                    ___________________
                      AMENDMENT NO. 2
                           TO
                         FORM S-3
                  REGISTRATION STATEMENT
             UNDER THE SECURITIES ACT OF 1933

   SOUTHERN UNION COMPANY          Delaware        75-0571592
 SOUTHERN UNION FINANCING I        Delaware     To Be Applied For
 SOUTHERN UNION FINANCING II       Delaware     To Be Applied For
 SOUTHERN UNION FINANCING III      Delaware     To Be Applied For
(Exact name of Registrant as   (State or other  (I.R.S. Employer
  specified in its Charter)    Jurisdiction of  Identification
                               Incorporation         Number)
                               or Organization)

                    504 Lavaca Street, Suite 800
                         Austin, Texas 78701
                           (512) 477-5852
         (Address, including zip code, and telephone number,
         including area code, of each registrant's principal
                         executive offices)
                         __________________

     Dennis K. Morgan, Esq.                With a copy to:
Vice President-Legal and Secretary     Stephen A. Bouchard,Esq.
     SOUTHERN UNION COMPANY          Fleischman and Walsh, L.L.P.
  504 Lavaca Street, Suite 800       1400 Sixteenth Street, N.W.,
                                              Suite 600
       Austin, Texas 78701               Washington, D.C. 20036
          (512) 477-5852                     (202) 939-7911
(Name, address, including zip code,
  and telephone number, including
  area code, of agent for service
       for each registrant)
                        ________________________

     Approximate Date of Commencement of Proposed Sale to Public:
  From time to time after the effective date of the Registration
            Statement, as determined by market conditions.
                        ________________________

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans,
please check the following blank:   _____

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securi-ties offered only in connection with dividend or interest
reinvestment plans, please check the following blank:    X
                                                       _____

                CALCULATION OF REGISTRATION FEE

                                Proposed    Proposed
                                Maximum     Maximum
                                Offering   Aggregate   Amount of
Title of Each Class  Amount to  Price Per   Offering   Registra-
of Securities to be  be Regis-    Unit       Price     tion Fee
     Registered      tered (1)  (1)(2)(3)  (1)(2)(3)      (2)
___________________  _________  _________  _________   _________

Preferred Securities
  of Southern Union
  Financing I. . . .

Preferred Securities
  of Southern Union
  Financing II . . .

Preferred Securities
  of Southern Union
  Financing III. . .

Senior Debt Securi-
  ties of Southern
  Union Company. . .

Guarantees of Pre-
  ferred Securities
  of Southern Union
  Financing I,
  Southern Union
  Financing II,
  Southern Union
  Financing III by
  Southern Union
  Company (4). . . .
_________________________________________________________________
Total             $300,000,000    100%   $300,000,000 $103,449.00

(1) Such indeterminate number of Preferred Securities of Southern Union Financing I, Southern Union Financing II and Southern Union Financing III and such indeterminate princi-pal amount of Senior or Subordinated Debt Securities of Southern Union Company as may from time to time be issued at indeterminate prices. Subordinated Debt Securities may be issued and sold to Southern Union Financing I, Southern Union Financing II and Southern Union Financing III, in which event such Subordinated Debt Securities may later be distributed to the holders of Preferred Securities upon a dissolution of Southern Union Financing I, Southern Union Financing II and Southern Union Financing III and the dis-tribution of the assets thereof.
(2) Estimated solely for the purpose of calculating the regis-tration fee pursuant to Rule 457. The aggregate public offering price of the Preferred Securities of Southern Union Financing I, Southern Union Financing II and Southern Union Financing III and the Senior or Subordinated Debt Securities of Southern Union Company registered hereby will not exceed $300,000,000.
(3)  Exclusive of accrued interest and distributions, if any.
(4) No separate consideration will be received for any Guaran-tees.


The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment that specifically states that this Registration Statement shall there-after become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=================================================================
            SUBJECT TO COMPLETION, DATED MAY 4, 1995
PROSPECTUS SUPPLEMENT
(To Prospectus Dated May ___, 1995)
                 3,000,000 Preferred Securities
                   Southern Union Financing I
 ____% Trust Originated Preferred Securities(sm) ("TOPrS(sm)")
       (Liquidation amount $25 per Preferred Security)
        guaranteed to the extent set forth herein by
                    SOUTHERN UNION COMPANY
                        _______________

The ____% Trust Originated Preferred Securities (the "Preferred Securities") offered hereby represent preferred undivided bene-ficial interests in the assets of Southern Union Financing I, a statutory business trust formed under the laws of the State of Delaware ("Southern Union Financing" or the "Trust"). Southern Union Company, a Delaware corporation ("Southern Union" and, together with its subsidiaries, the "Company"), will directly or indirectly own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securi-ties") representing undivided beneficial interests in the assets of Southern Union Financing. Southern Union Financing exists for the sole purpose of issuing the Preferred Securities and Common Securi-ties and investing the proceeds thereof in an equivalent amount of _____% Subordinated Deferrable Interest Notes due 2025 ("Subordi-nated Debt Securities") of Southern Union. Upon an event of a default under the Declaration (as defined herein), the holders of Preferred Securities will have a preference over the holders of the Common Securities with respect to payments in respect of distribu-tions and payments upon redemption, liquidation and otherwise.

                 ______________________    (continued on next page)

See "Investment Considerations" for certain information relevant to an investment in the Preferred Securities, including the period and circumstances during and under which payments of distributions on the Preferred Securities may be deferred and the related United States federal income tax consequences of such deferral.

Application will be made to list the Preferred Securities on the New York Stock Exchange. If approved, trading of the Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Preferred Securities. See "Underwriting."
                       ____________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            Initial                     Proceeds to
                            Public                       Southern
                            Offering   Underwriting     Union Trust
                            Price (1)  Commission (2)      (3)(4)

Per Preferred Security. .    $25.00         (3)           $25.00
Total . . . . . . . . . . $75,000,000       (3)         $75,000,000

(1)  Plus accrued distributions, if any, from ______________, 1995.
(2) Southern Union Financing and Southern Union have agreed to indemnify the several Underwriters against certain liabili-ties, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in Subordinated Debt Securities, Southern Union has agreed to pay to the Under-writers as compensation ("Underwriters' Compensation") for their arranging the investment therein of such proceeds $__________ per Preferred Security (or $____________ in the aggregate); provided that, such compensation for sales of 10,000 or more Preferred Securities to a single purchaser will be $____________ per Preferred Security. Therefore, to the extent of such sales, the actual amount of Underwriters' Com-pensation will be less than the aggregate amount specified in the preceding sentence. See "Underwriting."
(4) Expenses of the offering which are payable by Southern Union are estimated to be $____________.

The Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Preferred Securities will be made only in book-entry form through the facili-ties of The Depository Trust Company, on or about ____________, 1995.
                      _______________________
                        Merrill Lynch & Co.
                     Dean Witter Reynolds, Inc.
                     A.G. Edwards & Sons, Inc.
                      PaineWebber Incorporated
                 Prudential Securities Incorporated
                      _______________________

    The date of this Prospectus Supplement is May ___, 1995.

    (sm) "Trust Originated Preferred Securities" and "TOPrS" are service marks of Merrill Lynch & Co., Inc.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securi-ties may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

(continued from previous page)

Holders of the Preferred Securities are entitled to receive cumu-lative cash distributions at an annual rate of _____% of the liqui-dation amount of $25 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing
June 30, 1995 ("distributions"). The payment of distributions out of moneys held by Southern Union Financing and payments on liquida-tion of Southern Union Financing or the redemption of Preferred Securities, as set forth below, are guaranteed by Southern Union (the "Guarantee") to the extent Southern Union Financing has funds available therefor as described under "Description of the Guaran-tees" in the accompanying Prospectus. The obligations of Southern Union under the Guarantee are subordinate and junior in right of payment to all other liabilities of Southern Union and pari passu with the most senior preferred stock issued, from time to time, if any, by Southern Union. The obligations of Southern Union under the Subordinated Debt Securities are subordinate and junior in right of payment to all present and future Senior Indebtedness (as defined herein) of Southern Union, which aggregated approximately $475 million at December 31, 1994, and rank pari passu with Southern Union's other general unsecured creditors.

The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Subordinated Debt Securities, which will be the sole assets of Southern Union Financing. As a result, if principal or interest is not paid on the Subordinated Debt Securities, no amounts will be paid on the Preferred Securities. If Southern Union does not make principal or interest payments on the Subordinated Debt Securities, Southern Union Financing will not have sufficient funds to make distribu-tions on the Preferred Securities, in which event, the Guarantee will not apply to such distributions until Southern Union
Financing has sufficient funds available therefor.

Southern Union has the right to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period on the Subordinated Debt Securities at any time for up to 20 consecutive quarters (each an "Extension Period"). If interest payments are so deferred, distributions will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of _____% per annum compounded quarterly, and during any Extension Period, holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Debt Securities. See "Description of the Subordinated Debt Securities
- -- Option to Extend Interest Payment Period." See "Investment Considerations -- Option to Extend Interest Payment Period and Defer Payment of Interest" and "United States Federal Income Taxation -- Original Issue Discount."

The Subordinated Debt Securities are redeemable by Southern Union, in whole or in part, from time to time, on or after _____________, 2000, or at any time in certain circumstances upon the occurrence of a Tax Event (as defined herein). If Southern Union redeems Subordinated Debt Securities, Southern Union Financing must redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debt Securities so redeemed at $25 per Preferred Security plus accrued and unpaid distributions thereon (the "Redemption Price") to the date fixed for redemption. See "Description of the Preferred Securities -- Mandatory Redemption." The Preferred Securities will be redeemed upon maturity of the Subordinated Debt Securities. The Subordi-nated Debt Securities mature on _________________, 2025, but the maturity date may be extended only once, for up to an additional 19 years at the option of Southern Union, provided certain financial covenants are met. See "Description of the Subordinated Debt Securities -- Option to Extend Maturity Date." In addition, upon the occurrence of a Tax Event arising from a change in law or a change in legal interpretation regarding tax matters, unless the Subordinated Debt Securities are redeemed in the limited circum-stances described herein, Southern Union Financing shall be dissolved, with the result that the Subordinated Debt Securities will be distributed to the holders of the Preferred Securities, on a pro rata basis, in lieu of any cash distribution. See "Descrip-tion of the Preferred Securities -- Tax Event Redemption or Distri-bution." In certain circumstances, Southern Union will have the right to redeem the Subordinated Debt Securities, which would result in the redemption by Southern Union Financing of Trust Securities in the same amount on a pro rata basis. If the Sub-ordinated Debt Securities are distributed to the holders of the Preferred Securities, Southern Union will use its best efforts to have the Subordinated Debt Securities listed on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution" and "Description of the Subordi-nated Debt Securities."

In the event of the involuntary or voluntary dissolution, winding up or termination of Southern Union Financing, the holders of the Preferred Securities will be entitled to receive for each Preferred Security a liquidation amount of $25 plus accrued and unpaid dis-tributions thereon (including interest thereon) to the date of payment, unless, in connection with such dissolution, the Subordi-nated Debt Securities are distributed to the holders of the Pre-ferred Securities. See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution."

                        _____________________

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   SOUTHERN UNION COMPANY SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical financial information with respect to the Company for the periods indi-cated. This information should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included in the 1994 Form 10-K and the First, Second and Third Quarter Form 10-Q, which are incorporated by reference into this Prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. The selected historical financial information for the year ended June 30, 1994, and each of the four years in the period ended December 31, 1993, has been derived from financial statements that have been audited by Coopers & Lybrand L.L.P., the Company's independent accountants. See "Experts" in the accompanying Prospectus. The selected historical financial information for the twelve months ended March 31, 1995, has been derived from financial statements that are unaudited, but which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial position and results of opera-tions for such period.

     Nine    Twelve
    Months   Months    Year
    Ended    Ended    Ended
  March 31, March 31, June 30,    Year ended December 31,(a)(b)
                               ___________________________________
     1995    1995(b)    1994     1993     1992     1991     1990
                       (a)(b)
   ________  ________ ________ ________ ________ ________ ________
            (Dollars in thousands, except per share amounts)

Operating Results:
  Operating Revenues

    $395,981 $489,590 $374,516 $209,005 $192,445 $200,261 $199,865

  Operating Margin(c)

     189,773  236,768  163,389   98,621   89,527   91,023   81,314

  Earnings From Continuing Operations

      16,542   11,478    8,378    7,733    6,391    4,673      387

  Net Earnings (Loss) Available for Common Stock

      16,542   11,478    8,378    6,890    1,445      987   (3,668)

  Earnings (Loss) Per Share

        1.44     1.00      .85      .83      .18      .12     (.44)

  Weighted Average Shares Outstanding (000's)

      11,465   11,460    9,866    8,286    8,256    8,326    8,326

Operating Data:
  Gas Sales (MMcf)

      75,734  103,579   72,223   44,859   51,104   43,679   43,295
    ======== ======== ======== ======== ======== ======== ========

  Gas Transported (MMcf)

      34,153   61,188   36,134   22,750   25,438    8,608    5,592
    ======== ======== ======== ======== ======== ======== ========

  Average Gas Sales Customers Served

     958,447  958,444  660,425  421,233  394,199  428,077  407,139
    ======== ======== ======== ======== ======== ======== ========

Balance Sheet Data:
  Property, Plant and Equipment, Net

    $744,429 $744,429 $723,300 $325,543 $285,505 $278,881 $323,187

  Total Assets

     965,259  965,259  890,950  416,207  377,167  369,783  411,451

  Short-Term Debt and Current Maturities of Long-Term Debt

      18,956   18,956      889   40,655   14,360    2,385   10,098

  Long-Term Debt - Less Current Maturities

     478,062  478,062  479,048   89,019  109,464  110,482  103,783

  Preferred Stock

        --        --       --       --    24,900   25,000   25,000

  Common Stockholders' Equity

     226,136  226,136  208,975  201,938  148,003  147,356  146,332

Weather Effect:
  Degree Days (d)

       2,770    3,019    1,829    1,954    2,020    2,439    2,348

  Percent of Normal, Based on 30-Year Average (e)

         83%      84%      92%      89%      91%      95%      87%

______________________________

(a) During 1994, the Company changed its fiscal year-end from December 31 to June 30.
(b) On January 31, 1994 Southern Union acquired the natural gas distribution facilities of Missouri Gas Energy. In 1993, also in fiscal year 1994, Southern Union acquired (i) Rio Grande Valley Gas Company, (ii) the natural gas distribution facili-ties serving Eagle Pass, Texas, and (iii) Berry Gas Company. During 1992, Southern Union acquired the natural gas distribu-tion facilities serving Nixon, Texas. During 1991, Southern Union acquired natural gas distribution and transmission facilities serving (i) an area in south Texas, including the cities of Lockhart, Luling, Cuero, Shiner, Yoakum, and Gonzales, (ii) the west Texas city of Andrews and (iii) the north Texas cities of Mineral Wells, Weatherford, Graham, Breckenridge, Millsap, Jacksboro and surrounding communities. In 1991, Southern Union sold the assets of its Arizona gas utility operations. Because of these acquisitions and divestiture, the results of operations of the Company for certain years are not comparable to other periods.
(c) Operating margin consists of operating revenues less gas purchase costs.
(d) "Degree days" are a measure of the coldness of the weather experienced. A Degree day is equivalent to each degree that the daily mean temperature for a day falls below 65 degrees Fahrenheit.
(e) Information with respect to weather conditions is provided by the National Oceanic and Atmospheric Administration. Per-centages of normal are computed based on the weighted average number of customers.

The following information concerning the Company, Southern Union Financing, the Preferred Securities, the Guarantee and the Subordi-nated Debt Securities supplements, and should be read in conjunc-tion with, the information contained in the accompanying Prospectus. Capitalized terms used in this Prospectus Supplement have the same meanings as in the accompanying Prospectus.

                 SOUTHERN UNION COMPANY

The Company's principal line of business is the distribution of natural gas as a public utility through Southern Union Gas Company ("Southern Union Gas") and Missouri Gas Energy, each of which is a division of Southern Union. Southern Union Gas serves approxi-mately 497,000 residential, commercial, industrial, agricultural and other customers in Texas (including the cities of Austin, Brownsville, El Paso, Galveston and Port Arthur) and Oklahoma. Missouri Gas Energy, acquired on January 31, 1994, serves approxi-mately 478,000 customers in central and western Missouri (including the cities of Kansas City, St. Joseph, Joplin and Monett).

Subsidiaries of Southern Union have been established to support and expand natural gas sales and to capitalize on the Company's gas energy expertise. These subsidiaries market natural gas to end-users, sell natural gas as a vehicular fuel, convert vehicles to operate on natural gas, operate intrastate and interstate natural gas pipeline systems, and sell commercial gas air conditioning and other gas-fired engine-driven applications. By providing "one-stop shopping," the Company can serve its various customers' particular energy needs, which encompass substantially all of the natural gas distribution and sales businesses from natural gas sales to specialized energy consulting services. Certain subsidiaries also own or hold interests in real estate and other assets, which are primarily used in Southern Union's utility business.

The Company is a sales and market-driven energy company whose management is committed to achieving profitable growth of its natural gas energy businesses in an increasingly competitive business environment. Management's strategies for achieving these objectives principally consist of (i) promoting new sales oppor-tunities and markets for natural gas, (ii) enhancing financial and operating performance and (iii) expanding the Company through development of existing systems and selectively acquiring new systems. Management develops and continually evaluates these strategies, and the Company's implementation of them, by applying its experience and expertise in analyzing the energy industry, technological advances, market opportunities and general business trends. Each of these strategies, as implemented throughout the Company's businesses, reflects the Company's commitment to its core natural gas utility business. Central to all of the Company's businesses and strategies is the sale and transportation of natural gas.

                   SOUTHERN UNION FINANCING I

Southern Union Financing is a statutory business trust formed under Delaware law pursuant to (i) a declaration of trust, dated as of March 28, 1995, executed by Southern Union, as sponsor (the "Sponsor"), and the trustees of Southern Union Financing (the "Southern Union Trustees") and (ii) the filing of a certificate of trust with the Secretary of State of the State of Delaware on March 28, 1995. Such declaration will be amended and restated in its entirety (as so amended and restated, the "Declaration") sub-stantially in the form filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. The Declaration will be qualified as an indenture under the Trust Indenture Act of 1939 as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. See "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company." Southern Union will directly or indirectly acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of Southern Union Financing. Southern Union Financing exists for the exclusive purposes of (i) issuing the Trust Securities repre-senting undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto.

Pursuant to the Declaration, the number of Southern Union Trustees will initially be three. Two of the Southern Union Trustees (the "Regular Trustees") will be persons who are employees or officers of or who are affiliated with Southern Union. The third trustee will be a financial institution that maintains its principal place of business in the state of Delaware and is unaffiliated with Southern Union, which trustee will serve as property trustee under the Declaration and as indenture trustee for the purposes of the Trust Indenture Act (the "Property Trustee"). Initially, Wilmington Trust Company, a Delaware banking corporation, will be the Property Trustee until removed or replaced by the holder of the Common Securities. Wilmington Trust Company will also act as indenture trustee under the Guarantee (the "Guarantee Trustee"). See "Description of the Guarantees" in the accompanying Prospectus. In certain circumstances, the holders of a majority of the Pre-ferred Securities will be entitled to appoint one Regular Trustee (a "Special Regular Trustee"), who need not be an officer or employee of or otherwise affiliated with Southern Union. See "Description of the Preferred Securities -- Voting Rights."

The Property Trustee will hold title to the Subordinated Debt Securities for the benefit of the holders of the Trust Securities and the Property Trustee will have the power to exercise all rights, powers, and privileges under the Indenture (as defined herein) as the holder of the Subordinated Debt Securities. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the Subordi-nated Debt Securities for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. Subject to the right of the holders of the Pre-ferred Securities to appoint a Special Regular Trustee.
Southern Union, as the direct or indirect holder of all the Common Securities, will have the right to appoint, remove or replace any Southern Union Trustee and to increase or decrease the number of Southern Union Trustees; provided that, (i) the number of Southern Union Trustees shall be at least three and (ii) a majority shall be Regular Trustees. Southern Union will pay all fees and expenses related to Southern Union Financing and the offering of the Trust Securities. See "Description of the Subordinated Debt Securities -- Miscellaneous."

The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Declaration, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

                INVESTMENT CONSIDERATIONS

Prospective purchasers of Preferred Securities should carefully review the information contained elsewhere in this Prospectus Sup-plement and in the accompanying Prospectus and should particularly consider the following matters.

Ranking of Subordinate Obligations Under the Guarantee, and
Subordinated Debt Securities

Southern Union's obligations under the Guarantee are subordinate and junior in right of payment to all liabilities of Southern Union and pari passu with the most senior preferred stock issued, from time to time, if any, by Southern Union. The obligations of Southern Union under the Subordinated Debt Securities are subordi-nate and junior in right of payment to all present and future
Senior Indebtedness of Southern Union and pari passu with obliga-tions to or rights of Southern Union's other general unsecured creditors. As of December 31, 1994, Senior Indebtedness aggregated approximately $475 million. There are no terms in the Preferred Securities, the Subordinated Debt Securities or the Guarantee that limit Southern Union's ability to incur additional indebtedness, including indebtedness that ranks senior to the Subordinated Debt Securities and the Guarantee. See "Description of the Guarantees
- -- Status of the Guarantees" and "Particular Terms of the Subordi-nated Debt Securities -- Subordination" in the accompanying Prospectus, and "Description of the Subordinated Debt Securities -- Subordination" herein.

Rights Under the Guarantee

The Guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as indenture trustee under the Guarantee for the purposes of compliance with the Trust Indenture Act (the "Guarantee Trustee"). The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities.

The Guarantee guarantees to the holders of the Preferred Securities the payment of (i) any accrued and unpaid distributions that are required to be paid on the Preferred Securities, to the extent Southern Union Financing has funds available therefor, (ii) the Redemption Price, including all accrued and unpaid distributions with respect to Preferred Securities called for redemption by Southern Union Financing, to the extent Southern Union Financing has funds available therefor, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of Southern Union Financing (other than in connection with the distribution of Subordinated Debt Securities to the holders of Preferred Securities or a redemption of all the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities to the date of the pay-ment to the extent Southern Union Financing has funds available therefor or (b) the amount of assets of Southern Union Financing remaining available for distribution to holders of the Preferred Securities in liquidation of Southern Union Financing. The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee. If the Guarantee Trustee fails to enforce the Guarantee, any holder of Preferred Securities may, after a period of 30 days has elapsed from such holder's written request to the Guarantee Trustee to enforce the Guarantee, institute a legal proceeding directly against Southern Union to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against Southern Union Financing, the Guarantee Trustee or any other person or entity.
If Southern Union were to default on its obligation to pay amounts payable on the Subordinated Debt Securities, Southern Union Financing would lack available funds for the payment of distribu-tions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Guarantee for payment of such amounts. Instead, holders of the Preferred Securities would rely on the enforcement by the Property Trustee of its rights as registered holder of the Subordinated Debt Securities against Southern Union pursuant to the terms of the Subordinated Debt Securities and may also vote to appoint a Special Regular Trustee who shall have the same rights, powers and privileges as the Regular Trustees. See "Description of the Guarantees" and "Particular Terms of the Subordinated Debt Securities" in the accompanying Prospectus. The Declaration provides that each holder of Preferred Securities, by acceptance thereof, agrees to the pro-visions of the Guarantee, including the subordination provisions thereof, and the Subordinated Debt Securities Indenture.

Enforcement of Certain Rights by Holders of Preferred Securities

If (i) Southern Union fails to pay distributions in full on the Preferred Securities for six consecutive quarterly distribution periods or (ii) a Declaration Event of Default (as defined herein) occurs and is continuing, then the holders of Preferred Securities would rely on the enforcement by the Property Trustee of its rights as a holder of the Subordinated Debt Securities against Southern Union. In addition, the holders of a majority in aggregate liquidation amount of the Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of the Subordinated Debt Securities. If the Property Trustee fails to enforce its rights under the Subordinated Debt Securities, a holder of Preferred Securities may, after a period of 30 days has elapsed from such holder's written request to the Property Trustee to enforce such rights, institute a legal proceeding directly against Southern Union to enforce the Property Trustee's rights under the Subordinated Debt Securities without first instituting any legal proceeding against the Property Trustee or any other person or entity. Upon the occurrence of any of the events described in clauses (i) or (ii) above, the holders of the Preferred Securities also will be entitled, by majority vote, to appoint a Special Regular Trustee, who shall have the same rights, powers and privileges as the other Regular Trustees.

Option to Extend Interest Payment Period

Southern Union has the right under the Indenture (as such term is defined in "Description of Subordinated Debt Securities" herein, to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period at any time, and from time to time, on the Subordinated Debt Securities. As a consequence of such an extension, quarterly distributions on the Preferred Securi-ties would be deferred (but despite such deferral would continue to accrue with interest thereon compounded quarterly) by Southern Union Financing during any such extended interest payment period. Such right to extend the interest payment period for the Subordi-nated Debt Securities is limited to a period not exceeding 20 consecutive quarters. In the event that Southern Union exercises this right to defer interest payments, then (a) Southern Union shall not and shall cause any subsidiary of Southern Union that is not a wholly-owned subsidiary of Southern Union not to declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock or the capital stock of any such subsidiary and (b) Southern Union shall not make any pay-ment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Southern
Union that rank pari passu with or junior to the Subordinated
Debt Securities; provided, however, that restriction (a) above does not apply to any stock dividends paid by Southern
Union, or any of its subsidiaries, where the dividend stock is the same stock as that on which the dividend is being paid. Prior to the termination of any such extension period, Southern Union may further extend the interest payment period; provided that, such Extension Period, together with all such previous and further extensions thereof, may not exceed 20 consecutive quarters. Upon the termination of any Extension Period and the payment of all amounts then due, Southern Union may commence a new Extension Period, subject to the above requirements. See "Description of the Preferred Securities -- Distributions" and "Description of the Subordinated Debt Securities -- Option to Extend Interest Payment Period."

Should Southern Union exercise its right to defer payments of interest by extending the interest payment period, each holder of Preferred Securities will continue to accrue income (as original issue discount) in respect of the deferred interest allocable to its Preferred Securities for United States federal income tax purposes, which will be allocated but not distributed, to holders of record of Preferred Securities. As a result, each such holder of Preferred Securities will recognize income for United States federal income tax purposes in advance of the receipt of cash and will not receive the cash from Southern Union Financing related to such income if such holder disposes of its Preferred Securities prior to the record date for the date on which distributions of such amounts are made. Southern Union has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debt Securities. How-ever, should Southern Union determine to exercise such right in the future, the market price of the Preferred Securities is likely to be affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of Southern Union's right to defer interest payments, the market price of the Preferred Securities (which represent an undivided bene-ficial interest in the Subordinated Debt Securities) may be more volatile than other securities on which original issue discount accrues that do not have such rights. See "United States Federal Income Taxation -- Original Issue Discount."

Tax Event Redemption or Distribution

Upon the occurrence of a Tax Event, Southern Union Financing shall be dissolved, except in the limited circumstance described below, with the result that the Subordinated Debt Securities would be dis-tributed to the holders of the Trust Securities in connection with the liquidation of Southern Union Financing. In certain circum-stances, Southern Union shall have the right to redeem the Subordi-nated Debt Securities, in whole or in part in lieu of a distribution of the Subordinated Debt Securities by Southern Union Financing; in which event Southern Union Financing will redeem the Trust Securities on a pro rata basis to the same extent as the Subordinated Debt Securities are redeemed by Southern Union. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution."

Under current United States federal income tax law, a distribution of Subordinated Debt Securities upon the dissolution of Southern Union Financing would not be a taxable event to holders of the Pre-ferred Securities. Upon occurrence of a Tax Event, however, a dis-solution of Southern Union Financing in which holders of the Preferred Securities receive cash would be a taxable event to such holders. See "United States Federal Income Taxation -- Receipt of Subordinated Debt Securities or Cash Upon Liquidation of Southern Union Financing."

There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debt Securities that may be distri-buted in exchange for Preferred Securities if a dissolution or liquidation of Southern Union Financing were to occur.
Accordingly, the Preferred Securities that an investor may pur-chase, whether pursuant to the offer made hereby or in the secondary market, or the Subordinated Debt Securities that a holder of Preferred Securities may receive on dissolution and liquidation of Southern Union Financing, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Sub-ordinated Debt Securities upon the occurrence of a Tax Event, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debt Securities and should carefully review all the information regarding the Sub-ordinated Debt Securities contained herein and in the accompanying Prospectus. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution" and "Description of the Subordi-nated Debt Securities -- General."

Limited Voting Rights

Holders of Preferred Securities will have limited voting rights and, except for the rights of holders of Preferred Securities to appoint a Special Regular Trustee upon the occurrence of certain events described herein, will not be entitled to vote to appoint, remove or replace, or to increase or decrease the number of, Southern Union Trustees, which voting rights are vested exclusively in the holder of the Common Securities.

Trading Price

The Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debt Securities. A holder who disposes of his Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debt Securities through the date of disposition in income as ordinary income (i.e., OID), and to add such amount to his adjusted tax basis in his pro rata share of the underlying Subordinated Debt Securities deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax pur-poses. See "United States Federal Income Taxation -- Original Issue Discount" and "Sales of Preferred Securities."

            RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Southern Union on an historical basis for the year ended June 30, 1994, and each of the four years in the period ended December 31, 1993, and for the nine-month and twelve-month periods ended March 31, 1995. Such ratio is also presented on a pro forma basis for the year ended June 30, 1994. For the purpose of calcu-lating such ratios, "earnings" consist of income from continuing operations before income taxes and "fixed charges" consist of interest expense, amortization of debt discount or premium and an estimate of interest implicit in rentals.

                Twelve     Nine
                Months    Months     Year
                Ended     Ended     Ended
               March 31, March 31, June 30, Year Ended December 31,
                                            _______________________
                 1994      1994     1994(a)  1993  1992  1991  1990
               ________  ________  ________  ____  ____  ____  ____

Ratio of
  Earnings to
  Fixed
  Charges. . . . 1.45      1.84      1.49    1.76  1.77  1.82  1.10
                 ====      ====      ====    ====  ====  ====  ====
Pro Forma -
  Ratio of
  Earnings to
  Fixed
  Charges(b) . .                     1.39
                                     ====

___________________________________

(a) During 1994, the Company changed its fiscal year-end from December 31 to June 30.
(b) This pro forma ratio gives effect to an increase in out-standing debt, as of the beginning of the period presented, primarily as a result of the January 31, 1994 acquisition of Missouri Gas Energy, which was financed through the sale of $475 million of 7.60% Senior Notes. Those debt proceeds, along with proceeds of a $50 million common stock rights offering and working capital from operations, were also used to retire approximately $105 million of long-term debt. This ratio also assumes the acquisition of Missouri Gas Energy occurred as of the beginning of the period presented, as reflected in the pro forma condensed statement of consolidated operations included in the 1994 Form 10-K.

         CAPITALIZATION OF SOUTHERN UNION AT MARCH 31, 1995

The following table sets forth the unaudited summary capitalization of Southern Union and its consolidated subsidiaries as of March 31, 1995, and as adjusted to reflect the application of the estimated net proceeds from the sale of 3,000,000 Preferred Securities. See "Use of Proceeds" below. The table should be read in conjunction with Southern Union's consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                         At March 31, 1995
                                 __________________________________
                                       Actual       As Adjusted (1)
                                 _________________  _______________
                                  Amount   Percent  Amount  Percent
                                 ________  _______  ______  _______
                                  (thousands, except percentages)

Short-term debt(2). . . . . . .  $ 18,956          $ 18,956
                                 ========          ========

Long-term debt
   Senior notes . . . . . . . .   475,000           397,000
   First mortgage bonds
     and other. . . . . . . . .     3,062             3,062
                                 ________          ________
                                  478,062   67.9%   400,062  57.1%

Company obligated minority
   interests in trust holding
   subordinated debentures of
   Southern Union . . . . . . .      --      --      75,000  10.7
Common stockholders' equity . .   226,136   32.1    226,136  32.2

                                 ________  ______  ________ _____
   Total Capitalization . . . .  $704,198  100.0%  $700,198 100.0%
                                 ========  ======  ======== =====

________________________________

(1) Adjusted for the sale of $75 million in Preferred Securities and the application of the estimated net proceeds to repur-chase senior debt.
(2) Includes long-term debt due within one year and notes payable. The average outstanding balance on notes payable for the twelve months ended December 31, 1994, was $18.5 million.

                     ACCOUNTING TREATMENT

The financial statements of Southern Union Financing will be reflected in Southern Union's consolidated financial statements with the Preferred Securities shown as a Company obligated minority interests in trust holding subordinated debentures of Southern Union.

                       USE OF PROCEEDS

All of the proceeds from the sale of the Preferred Securities will be invested by Southern Union Financing in Subordinated Debt Securities of Southern Union issued pursuant to the Indenture therefor described herein and ultimately will be used by Southern Union for general corporate purposes, which may include capital expenditures, repurchases of outstanding long-term debt securities, investments in subsidiaries, working capital, repayment of loans under bank credit agreements and other business opportunities.

           DESCRIPTION OF THE PREFERRED SECURITIES

The Preferred Securities will be issued pursuant to the terms of the Declaration. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, the Wilmington Trust Company, will act as the indenture trustee for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Declaration and those made part of the Declaration by the Trust Indenture Act. The following summary of the principal terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Declaration, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part, the Trust Act and the Trust Indenture Act.

General

The Declaration authorizes the Regular Trustees to issue on behalf of Southern Union Financing the Trust Securities, which represent undivided beneficial interests in the assets of Southern Union Financing. All of the Common Securities will be owned, directly or indirectly, by Southern Union. The Common Securities rank pari passu, and payments will be made thereon on a pro rata basis, with the Preferred Securities, except that upon the occurrence of a Declaration Event of Default, the rights of the holders of the Common Securities to receive payment of periodic distributions and payments upon liquidation, redemption and otherwise will be subor-dinated to the rights of the holders of the Preferred Securities. The Declaration does not permit the issuance by Southern Union Financing of any securities other than the Trust Securities or the incurrence of any indebtedness by Southern Union Financing. Pursu-ant to the Declaration, the Property Trustee will own the Subordi-nated Debt Securities purchased by Southern Union Financing for the benefit of the holders of the Trust Securities. The payment of distributions out of money held by Southern Union Financing, and payments upon redemption of the Preferred Securities or liquidation of Southern Union Financing, are guaranteed by Southern Union to the extent described under "Description of the Guarantees" in the accompanying Prospectus. The Guarantee will be held by Wilmington Trust Company, the Guarantee Trustee, for the benefit of the holders of the Preferred Securities. The Guarantee does not cover payment of distributions when Southern Union Financing does not have sufficient available funds to pay such distributions. In such event, the remedy of a holder of Preferred Securities is to vote to appoint a Special Regular Trustee and to direct the Property Trustee to enforce the Property Trustees rights under the Subordi-nated Debt Securities. See "Description of the Preferred Securi-ties -- Voting Rights."

Distributions

Distributions on the Preferred Securities will be fixed at a rate per annum of ____% of the stated liquidation amount of $25 per Preferred Security. Distributions in arrears for more than one quarter will bear interest thereon at the rate per annum of ____% thereof compounded quarterly. The term "distribution" as used herein includes any such interest payable unless otherwise stated. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

Distributions on the Preferred Securities will be cumulative, will accrue from _______________________, and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing __________________, when, as and if available for payment, distributions will be made by the Property Trustee, except as otherwise described below.

Southern Union has the right under the Indenture to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period from time to time on the Subordinated Debt Securities, which, if exercised, would defer quarterly distribu-tions on the Preferred Securities (though such distributions would continue to accrue with interest since interest would continue to accrue on the Subordinated Debt Securities) during any such extended interest payment period. Such right to extend the interest payment period for the Subordinated Debt Securities is limited to a period not exceeding 20 consecutive quarters. In the event that Southern Union exercises this right, then (a) Southern Union shall not, and shall cause any subsidiary of Southern Union that is not a wholly-owned subsidiary of Southern Union not to, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock or capital stock of any such subsidiary and (b) Southern Union shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Southern Union that rank pari passu with or junior to such Subordinated Debt Securities; pro-vided, however, that, the foregoing restriction (a) does not apply to any stock dividends paid by Southern Union, or any of its subsidiaries, where the dividend stock is the same stock as that on which the dividend is being paid. Prior to the termination of any such Extension Period, Southern Union may further extend the interest payment period; provided that, such Extension Period, together with all such previous and further extensions thereof, may not exceed 20 consecutive quarters. Upon the termination of any Extension Period and the payment of all amounts then due, Southern Union may select a new Extension Period, subject to the above requirements. See "Description of the Subordinated Debt Securities -- Interest" and "-- Option to Extend Interest Pay-ment Period." If distributions are deferred, the deferred distributions and accrued interest thereon shall be paid to holders of record of the Preferred Securities as they appear on the books and records of Southern Union Financing on the record date next following the termination of such deferral period.

Distributions on the Preferred Securities must be paid on the dates payable to the extent that Southern Union Financing has funds available for the payment of such distributions in the Property Account. Southern Union Financing's funds available for distribu-tion to the holders of the Preferred Securities will be limited to payments received from Southern Union on the Subordinated Debt Securities. See "Description of the Subordinated Debt Securities." The payment of distributions out of moneys held by Southern Union Financing is guaranteed by Southern Union to the extent set forth under "Description of the Guarantees" in the accompanying Prospectus.

Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the books and records of Southern Union Financing on the relevant record dates, which, as long as the Preferred Securities remain in book-entry only form, will be one Business Day prior to the relevant payment dates. Such distribu-tions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debt Securities in the Property Account for the benefit of the holders of the Trust Securities. Subject to any applicable laws and regulations and the provisions of the Declaration, each such payment will be made as described under "Book-Entry Only Issuance -- The Depository Trust Company" below. In the event that the Preferred Securities do not continue to remain in book-entry only form, the Regular Trustees shall have the right to select relevant record dates, which shall be more than one Business Day prior to the relevant payment dates. In the event that any date on which distributions are to be made on the Preferred Securities is not a Business Day, then payment of the distributions payable on such date will be made on the next suc-ceeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such record date. A "Business Day" shall mean any day other than Saturday, Sunday or any other day on which banking institutions in the City of New York (in the state of New York) are permitted or required by any appli-cable law to close.

Mandatory Redemption

The Subordinated Debt Securities will mature on ________________, 2025, unless the maturity date is extended at the option of Southern Union (provided certain financial covenants are met), and may be redeemed, in whole or in part, at any time on or after ________________, 2000, or at any time in certain circumstances upon the occurrence of a Tax Event. Upon the repayment of the Subordinated Debt Securities, whether at maturity or upon redemp-tion, the proceeds from such repayment or payment shall simul-taneously be applied to redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debt Securities so repaid or redeemed at the Redemp-tion Price; provided that, holders of Trust Securities shall be given not less than 30 nor more than 60 days notice of such redemp-tion. See "Description of the Subordinated Debt Securities -- Optional Redemption." In the event that fewer than all of the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed pro rata as described under "Book-Entry Only Issuance -- the Depository Trust Company" below.

Tax Event Redemption or Distribution

"Tax Event" means that the Regular Trustees shall have received an opinion of a nationally recognized independent tax counsel experi-enced in such matters (a "Dissolution Tax Opinion") to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory deter-mination on or after such date), there is more than an insubstan-tial risk that (i) Southern Union Financing would be subject to United States federal income tax with respect to income accrued or received on the Subordinated Debt Securities, (ii) interest payable to Southern Union Financing on the Subordinated Debt Securities would not be deductible by Southern Union for United States federal income tax purposes or (iii) Southern Union Financing would be subject to more than a de minimis amount of other taxes, duties or other governmental charges, which change or amendment becomes effective on or after the date of this Prospectus Supplement.

If, at any time, a Tax Event (as defined above) shall occur and be continuing, Southern Union Financing shall, except in the limited circumstances described below, be dissolved with the result that the Subordinated Debt Securities with an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, the Trust Securities, would be distributed to the holders of the Trust Securities in liquidation of such holders' interests in Southern Union Financing on a pro rata basis within 90 days fol-lowing the occurrence of such Tax Event; provided that, such dissolution and distribution shall be conditioned on (i) the Regular Trustees receipt of an opinion of nationally recognized independent tax counsel experienced in such matters (a "No Recognition Opinion"), which opinion may rely on published revenue rulings of the Internal Revenue Service, to the effect that the holders of the Trust Securities will not recognize any gain or loss for United States federal income tax purposes as a result of such dissolution and distribution of Subordinated Debt Securities, and
(ii) Southern Union being unable to avoid such Tax Event within such 90 day period by taking some ministerial action or pursuing some other reasonable measure that will have no adverse effect on Southern Union Financing, Southern Union or the holders of the Trust Securities. Furthermore, if after receipt of a Dissolution Tax Opinion by the Regular Trustees (i) Southern Union has received an opinion (a "Redemption Tax Opinion") of nationally recognized independent tax counsel experienced in such matters that, as a result of a Tax Event, there is more than an insubstantial risk that Southern Union would be precluded from deducting the interest on the Subordinated Debt Securities for United States federal income tax purposes, even after the Subordinated Debt Securities were distributed to the holders of Trust Securities in liquidation of such holders' interests in Southern Union Financing as described above, or (ii) the Regular Trustees shall have been informed by such tax counsel that it cannot deliver a No Recognition Opinion to Southern Union Financing, Southern Union shall have the right, upon not less than 30 nor more than 60 days notice, to redeem the Subor-dinated Debt Securities, in whole or in part, for cash within 90 days following the occurrence of such Tax Event, and, following such redemption, Trust Securities with an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debt Securities so redeemed shall be redeemed by Southern Union Financing at the Redemption Price on a pro rata basis; provided, however, that, if at the time there is available to Southern Union or Southern Union Financing the opportunity to eliminate, within such 90 day period, the Tax Event by taking some ministerial action, such as filing a form or making an election or pursuing some other similar reasonable measure that has no adverse effect on Southern Union Financing, Southern Union or the holders of the Trust Securities, Southern Union or Southern Union Financing will pursue such measure in lieu of redemption.

If the Subordinated Debt Securities are distributed to the holders of the Preferred Securities, Southern Union will use its best efforts to cause the Subordinated Debt Securities to be listed on the New York Stock Exchange or on such other exchange as the Pre-ferred Securities are then listed.

After the date for any distribution of Subordinated Debt Securities upon dissolution of Southern Union Financing, (i) the Preferred Securities will no longer be deemed to be outstanding, (ii) the Depositary or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or cer-tificates representing the Subordinated Debt Securities to be delivered upon such distribution, and (iii) any certificates repre-senting Preferred Securities not held by the Depositary or its nominee will be deemed to represent Subordinated Debt Securities having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on such Preferred Securities until such certificates are presented to Southern Union or its agent for transfer or reissuance.

There can be no assurance as to the market prices for either the Preferred Securities or the Subordinated Debt Securities that may be distributed in exchange for the Preferred Securities if a disso-lution and liquidation of Southern Union Financing were to occur. Accordingly, the Preferred Securities that an investor may pur-chase, whether pursuant to the offer made hereby or in the secondary market, or the Subordinated Debt Securities that an investor may receive if a dissolution and liquidation of Southern Union Financing were to occur, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

Redemption Procedures

Southern Union Financing may not redeem fewer than all of the out-standing Preferred Securities unless all accrued and unpaid distri-butions have been paid on all Preferred Securities for all quarterly distribution periods terminating on or prior to the date of redemption.

If Southern Union Financing gives a notice of redemption in respect of Preferred Securities (which notice will be irrevocable), then, by 12:00 noon, New York City time, on the redemption date, and if Southern Union has paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Subordinated Debt Securities, then Southern Union Financing will irrevocably deposit with the Depositary funds sufficient to pay the applicable Redemption Price and will give the Depositary irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities. See "Book-Entry Only Issuance -- The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then, imme-diately prior to the close of business on the date of such deposit, distributions will cease to accrue and all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price but without interest on such Redemp-tion Price. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next suc-ceeding day that is a Business Day (without any interest or other payment in respect of any such delay), except that, if such Busi-ness Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that pay-ment of the Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid either by Southern Union Financing, or by Southern Union pursuant to the Guarantee, distributions on such Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calcu-lating the Redemption Price.

In the event that fewer than all of the outstanding Preferred
Securities are to be redeemed, the Preferred Securities will be redeemed pro rata as described below under "Book-Entry Only
Issuance -- The Depository Trust Company."

Subject to the foregoing and applicable law (including, without limitation, United States federal securities laws), Southern Union or its subsidiaries may at any time, and from time to time, pur-purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

Liquidation Distribution Upon Dissolution

In the event of any voluntary or involuntary liquidation, dissolu-tion, winding-up or termination of Southern Union Financing (each a "Liquidation"), the then holders of the Preferred Securities will be entitled to receive out of the assets of Southern Union Financing, after satisfaction of liabilities to creditors, distri-butions in an amount equal to the aggregate of the stated liquida-tion amount of $25 per Preferred Security plus accrued and unpaid distributions thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such Liquidation, Sub-ordinated Debt Securities in an aggregate stated principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distribu-tions on, the Preferred Securities have been distributed on a pro rata basis to the holders of the Preferred Securities.

If, upon any such Liquidation, the Liquidation Distribution can be paid only in part because Southern Union Financing has insufficient assets available to pay in full the aggregate Liquidation Distribu-tion, then the amounts payable directly by Southern Union Financing on the Preferred Securities shall be paid on a pro rata basis. The holders of the Common Securities will be entitled to receive dis tributions upon any such dissolution pro rata with the holders of the Preferred Securities, except that if a Declaration Event of Default has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities with regard to such distributions.

Pursuant to the Declaration, Southern Union Financing shall terminate (i) on __________________, 2050, the expiration of the term of Southern Union Financing, (ii) upon the bankruptcy of Southern Union or the holder of the Common Securities, (iii) upon the filing of a certificate of dissolution or its equivalent with respect to the holder of the Common Securities or Southern Union, the filing of a certificate of cancellation with respect to Southern Union Financing, or the revocation of the charter of the holder of the Common Securities or Southern Union and the expira-tion of 90 days after the date of revocation without a reinstate-ment thereof, (iv) upon the distribution of Subordinated Debt Securities upon the occurrence of a Tax Event, (v) upon the entry of a decree of a judicial dissolution of the holder of the Common Securities, Southern Union or Southern Union Financing, or (vi) upon the redemption of all the Trust Securities.

Declaration Events of Default

An event of default under the Indenture (an "Indenture Event of Default") constitutes an event of default under the Declaration with respect to the Trust Securities (a "Declaration Event of Default"), provided that, pursuant to the Declaration, the holder of the Common Securities will be deemed to have waived any Decla-ration Event of Default with respect to the Common Securities until all Declaration Events of Default with respect to the Preferred Securities have been cured, waived or otherwise elimi-nated. Until such Declaration Events of Default with respect to the Preferred Securities have been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Preferred Securities and only the holders of the Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the Declaration, and therefore the Indenture.

Upon the occurrence of a Declaration Event of Default, the Property Trustee as the sole holder of the Subordinated Debt Securities will have the right under the Indenture to declare the principal of and interest on the Subordinated Debt Securities to be immediately due and payable. Southern Union and Southern Union Financing are each required to file annually with the Property Trustee an officer's certificate as to its compliance with all conditions and covenants under the Declaration.

Voting Rights

Except as described herein, under the Trust Act, the Trust Inden-
Indenture Act and under "Description of the Guarantees --
Amendments and Assignment" in the accompanying Prospectus, and as otherwise required by law and the Declaration, the holders of the Preferred Securities will have no voting rights.

If (i) Southern Union Financing fails to pay distributions in full on the Preferred Securities for six (6) consecutive quarterly distribution periods or (ii) a Declaration Event of Default occurs and is continuing (each an "Appointment Event"), then the holders of the Preferred Securities, acting as a single class, will be entitled by the majority vote of such holders to appoint a Special Regular Trustee. For purposes of determining whether Southern Union Financing has failed to pay distributions in full for six (6) consecutive quarterly distribution periods, distributions shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative distributions have been or contemporaneously are paid with respect to all quarterly distribu-tion periods terminating on or prior to the date of payment of such cumulative distributions. Any holder of Preferred Securities (other than Southern Union or any of its affiliates) shall be entitled to nominate any person to be appointed as Special Regular Trustee. Not later than 30 days after such right to appoint a Special Regular Trustee arises, the Regular Trustees shall convene a meeting of the holders of Preferred Securities for the purpose of appointing a Special Regular Trustee. If the Regular Trustees fail to convene such meeting within such 30-day period, the holders of not less than 10% of the aggregate stated liquidation amount of the outstanding Preferred Securities will be entitled to convene such meeting. The provisions of the Declaration relating to the con-vening and conduct of the meetings of the holders will apply with respect to any such meeting. Any Special Regular Trustee so appointed shall cease to be a Special Regular Trustee if the Appointment Event pursuant to which the Special Regular Trustee was appointed and all other Appointment Events cease to be continuing. Notwithstanding the appointment of any such Special Regular Trustee, Southern Union shall retain all rights under the Inden-ture, including the right to defer payments of interest by extending the interest payment period as provided under "Des-cription of the Subordinated Debt Securities -- Option to Extend Interest Payment Period". If such an extension occurs, there will be no Indenture Event of Default and, consequently, no Declaration Event of Default for failure to make any scheduled interest payment during the Extension Period on the date originally scheduled.

Subject to the requirement of the Property Trustee obtaining a tax opinion in certain circumstances set forth in the last sentence of this paragraph, the holders of a majority in aggregate liquidation amount of the Preferred Securities, have the right to (i) direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration including the right to direct the Property Trustee, as holder of the Subordinated Debt Securities, to (i) exercise the remedies available under the Indenture with respect to the Sub-ordinated Debt Securities, (ii) waive any past Indenture
Event of Default that is waivable under Section 513 of the Base Indenture (as defined herein), or (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debt Securities shall be due and payable; provided, however, that, where a consent or action under the Indenture would require the consent or act of more than a majority of the holders (a "Super-Majority") affected thereby, only the holders of at least such Super-Majority of the Preferred Securities may direct the Property Trustee to give such consent or take such action. If the Property Trustee fails to enforce its rights under the Subordinated Debt Securities, a record holder of Preferred Securities may, after a period of 30 days has elapsed from such holder's written request to the Property
Trustee to enforce such rights, institute a legal proceeding directly against Southern Union to enforce the Property
Trustee's rights under the Subordinated Debt Securities without first instituting any legal proceeding against the Property Trustee or any other person or entity. The Property Trustee shall notify all holders of the Preferred Securities of any notice of default received from the Indenture Trustee with respect to the Subordinated Debt Securities. Such notice shall state that such Indenture Event of Default also con-stitutes a Declaration Event of Default. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the Property Trustee shall not take any of the actions described in clauses (i), (ii) or (iii) above unless the Property Trustee has obtained an opinion of tax counsel to the effect that, as a result of such action, Southern Union Financing will not fail to be classified as a grantor trust for United States federal income tax purposes.

In the event the consent of the Property Trustee, as the holder of the Subordinated Debt Securities, is required under the Indenture with respect to any amendment, modification or termination of the Indenture or the Subordinated Debt Securities, the Property Trustee shall request the direction of the holders of the Trust Securities with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termi-nation as directed by a majority in liquidation amount of the Trust Securities voting together as a single class; provided, however,
                                              _________________
that where a consent under the Indenture would require the consent of a Super Majority, the Property Trustee may only give such con-sent at the direction of the holder of at least the proportion in liquidation amount of the Trust Securities which the relevant Super Majority represents of the aggregate principal amount of the Subor-dinated Debt Securities outstanding. The Property Trustee shall be under no obligation to take any such action in accordance with the directions of the holders of the Trust Securities unless the Property Trustee has obtained an opinion of tax counsel to the affect that for the purposes of United States federal income tax Southern Union Financing will not be classified as other than a grantor trust.

A waiver of an Indenture Event of Default will constitute a waiver of the corresponding Declaration Event of Default.

Any required approval or direction of holders of Preferred Securi-ties may be given at a separate meeting of holders of Preferred Securities convened for such purpose, at a meeting of all of the holders of Trust Securities or pursuant to written consent. The Regular Trustees will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Securities. Each such notice will include a statement setting forth the following information: (i) the date of such meeting or the date by which such action is to be taken; (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought; and (iii) instructions for the delivery of proxies or consents. No vote or consent of the holders of Pre-ferred Securities will be required for Southern Union Financing to redeem and cancel Preferred Securities or distribute Subordinated Debt Securities in accordance with the Declaration.

Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned at such time by Southern Union or any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with, Southern Union, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if such Pre-ferred Securities were not outstanding.

The procedures by which holders of Preferred Securities may exer-rcise their voting rights are described below. See "-- Book-Entry Only Issuance -- The Depository Trust Company" below.

Except in the limited circumstances described above, in connection with the appointment of a Special Regular Trustee, holders of the Preferred Securities will have no rights to appoint or remove the Southern Union Trustees, who may be appointed, removed or replaced solely by Southern Union as the indirect or direct holder of all of the Common Securities.

Modification of the Declaration

The Declaration may be modified and amended if approved by a majority of the Regular Trustees (and in certain circumstances the Property Trustee), provided that, if any proposed amendment pro-vides for, or the Regular Trustees otherwise propose to effect,
(i) any action that would adversely affect the powers, preferences or special rights of the Trust Securities, whether by way of amendment to the Declaration or otherwise, or (ii) the dis-solution, winding-up or termination of Southern Union Financing other than pursuant to the terms of the Declaration, then the holders of the Trust Securities voting together as a single class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of at least 66 2/3% in liquidation amount of the Trust Securities affected thereby; provided that, the rights of holders of Preferred Securities to appoint a Special Regular Trustee shall not be amended without the consent of each holder of Preferred Securities; provided further that, if any amendment or proposal referred to in clause (i) above would adversely affect only the Preferred Securities or the Common Securities, then only the affected class will be entitled to vote on such amend-ment or proposal and such amendment or proposal shall not be effective except with the approval of 66 2/3% in liquidation amount of such class of Securities.

Notwithstanding the foregoing, no amendment or modification may be made to the Declaration if such amendment or modification would (i) cause Southern Union Financing to be classified for purposes of United States federal income taxation as other than a grantor trust, (ii) reduce or otherwise adversely affect the powers of the Property Trustee or (iii) cause Southern Union Financing to be deemed an "investment company" which is required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act").

Mergers, Consolidations or Amalgamations

Southern Union Financing may not consolidate, amalgamate, merge or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation or other body, except as described below. Southern Union Financing may, with the consent of a majority of the Regular Trustees and without the consent of the holders of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State; provided that, (i) such successor entity either (x) expressly assumes all of the obli-gations of Southern Union Financing under the Trust Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Trust Securities (the "Successor Securities"), so long as the Successor Securities rank the same as the Trust Securities rank with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) Southern Union expressly acknowledges a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Subordinated Debt Securities, (iii) the Preferred Securities or any Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or with another organization on which the Preferred Securities are then listed or quoted, (iv) such merger, consolidation, amalgamation or replace-ment does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect
(other than with respect to any dilution of the holders' interest in the new entity), (vi) such successor entity has a purpose identical to that of Southern Union Financing, (vii) prior to such merger, consolidation, amalgamation or replacement, Southern Union has received an opinion of a nationally recognized independent counsel to Southern Union Financing experienced in such matters to the effect that, (A) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), and (B) following such merger, consolidation, amalgamation or replacement, neither Southern Union Financing nor such successor entity will be required to register as an investment company under the 1940 Act and (viii) Southern Union guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee and the Common Securities Guarantee. Notwithstanding the foregoing, Southern Union Financing shall not, except with the consent of holders of 100% in liquida-tion amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, amalgamation, merger or replacement would cause Southern Union Financing or the Successor Entity to be classified as other than a grantor trust for United States federal income tax purposes.

Book-Entry Only Issuance -- The Depository Trust Company

The Depository Trust Company ("DTC") will act as securities depositary for the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Preferred Securities certificates, representing the total aggregate number of Preferred Securities, will be issued and will be deposited with DTC.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global Preferred Securities as represented by a global certificate.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facili-tates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corpora-tions and certain other organizations ("Direct Participants").
DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. (the "New York Stock Exchange"), the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Partici-pants are on file with the Securities and Exchange Commission.

Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Pre-ferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

To facilitate subsequent transfers, all the Preferred Securities deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. If less than all of the Preferred Securities are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in such Preferred Securities in accordance with its procedures.

Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to Southern Union Financing as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co. consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Southern Union and Southern Union Financing believe that the arrangements among DTC, Direct and Indirect Participants, and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of a bene-beneficial interest in Southern Union Financing.

Distribution payments on the Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securi-ties held for the account of customers in bearer form or registered in "street name," and such payments will be the responsibility of such Participant and not of DTC, Southern Union Financing or Southern Union, subject to any statutory or regulatory requirements to the contrary that may be in effect from time to time. Payment of distributions to DTC is the responsibility of Southern Union Financing, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Par-ticipants.

Except as provided herein, a Beneficial Owner in a global Preferred Security certificate will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities.

DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to Southern Union Financing. Under such circum-stances, in the event that a successor securities depositary is not obtained, Preferred Securities certificates are required to be printed and delivered. Additionally, the Regular Trustees (with the consent of Southern Union) may decide to discontinue use of the system of book-entry transfers through DTC (or any successor depositary) with respect to the Preferred Securities. In that event, certificates for the Preferred Securities will be printed and delivered.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that Southern Union and Southern Union Financing believes to be reliable, but neither Southern Union nor Southern Union Financing takes responsibility for the accuracy thereof.

Information Concerning the Property Trustee

The Property Trustee, prior to the occurrence of a default with respect to the Trust Securities, undertakes to perform only such duties as are specifically set forth in the Declaration and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Property Trustee is under no obliga-tion to exercise any of the powers vested in it by the Declaration at the request of any holder of Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The holders of Preferred Securities will not be required to offer such indemnity in the event such holders, by exercising their voting rights, direct the Property Trustee to take any action following a Declaration Event of Default.

Paying Agent

In the event that the Preferred Securities do not remain in book-entry only form, the following provisions would apply:

The Property Trustee will act as paying agent, and may designate an additional or substitute paying agent at any time.

Registration of transfers of Preferred Securities will be effected without charge by or on behalf of Southern Union Financing, but upon payment (with the giving of such indemnity as Southern Union Financing or Southern Union may require) in respect of any tax or other government charges that may be imposed in relation to it.

Southern Union Financing will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

Governing Law

The Declaration and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the States of Delaware.

Miscellaneous

The Regular Trustees are authorized and directed to operate Southern Union Financing in such a way so that Southern Union Financing will not be required to register as an "investment company" under the 1940 Act or characterized as other than a grantor trust for United States federal income tax purposes. Southern Union is authorized and directed to conduct its affairs so that the Subordinated Debt Securities will be treated as indebted-ness of Southern Union for United States federal income tax pur-poses. In this connection, Southern Union and the Regular Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of Southern Union Financing or the certificate of incorporation of Southern Union, that each of Southern Union and the Regular Trustees determines in its dis-cretion to be necessary or desirable to achieve such end, as long as such action does not adversely affect the interests of the holders of the Preferred Securities or vary the terms thereof.

Holders of the Preferred Securities have no preemptive rights.

         DESCRIPTION OF THE SUBORDINATED DEBT SECURITIES

Set forth below is a description of the specific terms of the Sub-ordinated Debt Securities in which Southern Union Financing will invest the proceeds from the issuance and sale of the Trust Securities. This description supplements the description of the general terms and provisions of the Subordinated Debt Securities set forth in the accompanying Prospectus under the caption "Particular Terms of the Subordinated Debt Securities." The fol-following description does not purport to be complete and is sub-ject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Subordinated Debt Securities Indenture, dated as of ________________, 1995, (the "Base Indenture") between Southern Union and The Chase Manhattan Bank, N. A., as Trustee (the "Indenture Trustee"), as supplemented by a First Supplemental Indenture, dated as of ___________________, 1995 (the Base Indenture, as so supplemented, is hereinafter referred to as the "Indenture"), the forms of which are filed as Exhibits to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. Certain capitalized terms used herein are defined in the Indenture.

Under certain circumstances involving the dissolution of Southern Union Financing following the occurrence of a Tax Event, Subordi-nated Debt Securities may be distributed to the holders of the Trust Securities in liquidation of Southern Union Financing. See "Description of the Preferred Securities -- Tax Event Redemption or Distribution."

If the Subordinated Debt Securities are distributed to the holders of the Preferred Securities, Southern Union will use its best efforts to have the Subordinated Debt Securities listed on the New York Stock Exchange or on such other national securities exchange or similar organization on which the Preferred Securities are then listed or quoted.

General

The Subordinated Debt Securities will be issued as unsecured debt under the Indenture. The Subordinated Debt Securities will be limited in aggregate principal amount to approximately $___________ million, such amount being the sum of the aggregate stated liquidation of the Preferred Securities and the capital contributed by Southern Union in exchange for the Common Securities (the "Southern Union Payment").

The Subordinated Debt Securities are not subject to a sinking fund provision. The entire principal amount of the Subordinated Debt Securities will mature and become due and payable, together with any accrued and unpaid interest thereon including Compound Interest (as hereinafter defined) and Additional Interest (as hereinafter defined), if any, on _______________, 2025, subject to the election of Southern Union to extend the scheduled maturity date of the Sub-ordinated Debt Securities to a date not later than _______________, 2044, which election is subject to Southern Union's satisfying certain financial covenants. See " -- Option to Extend Maturity."

If Subordinated Debt Securities are distributed to holders of Pre-ferred Securities in liquidation of such holders' interests in Southern Union Financing, such Subordinated Debt Securities will initially be issued as a Global Security (as defined below). As described herein, under certain limited circumstances, Subordinated Debt Securities may be issued in certificated form in exchange for a Global Security (as defined below). See "Book-Entry and Settle-ment" below. In the event that Subordinated Debt Securities are issued in certificated form, such Subordinated Debt Securities will be in denominations of $25 and integral multiples thereof and may be transferred or exchanged at the offices described below. Pay-ments on Subordinated Debt Securities issued as a Global Security will be made to DTC, a successor depositary or, in the event that no depositary is used, to a Paying Agent for the Subordinated
Debt Securities. In the event Subordinated Debt Securities are issued in certificated form, principal and interest will be pay-able, the transfer of the Subordinated Debt Securities will be registrable and Subordinated Debt Securities will be exchangeable for Subordinated Debt Securities of other denominations of a like aggregate principal amount at the corporate trust office of the Trustee in Brooklyn, New York; provided that, payment of interest may be made at the option of Southern Union by check mailed to the address of the persons entitled thereto.

Subordination

The Indenture provides that the Subordinated Debt Securities are subordinated and junior in right of payment to all Senior Indebted-ness of Southern Union. No payment of principal (including redemp-tion and sinking fund payments), premium, if any, or interest on the Subordinated Debt Securities may be made (i) if any Senior Indebtedness of Southern Union is not paid when due, (ii) any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist, or
(iii) if the maturity of any Senior Indebtedness of Southern Union has been accelerated because of a default. Upon any distribution of assets of Southern Union to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due or to become due on all Senior Indebtedness of Southern Union must be paid in full before the holders of Subordinated Debt Securities are entitled to receive or retain any payment. Upon satisfaction of all claims of all Senior Indebtedness, then outstanding the rights of the holders of the Subordinated Debt Securities will be subor-gated to the rights of the holders of Senior Indebtedness of Southern Union to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on the Subordinated Debt Securities are paid in full.

The term "Senior Indebtedness" means, with respect to Southern Union, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of such obligor for money borrowed and (B) indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by such obligor including, without limitation, in the case of Southern Union, all obligations under its 7.60% Senior Notes due 2024, (ii) all capital lease obligations of such obligor, (iii) all obligations of such obligor issued or assumed as the deferred purchase price of property, all conditional sale obligations of such obligor and all obligations of such obligor under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (iv) all obligations of such obligor for the reimbursement on any letter of credit, banker's acceptance, security purchase facility or simi-lar credit transaction, (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which such obligor is responsible or liable as obligor, guarantor or otherwise, and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of such obligor (whether or not such obligation is assumed by such obligor), except for (1) any such indebtedness that is by its terms subordinated to or pari passu with the Subordinated Debt Securities and (2) any indebtedness between or among such obligor or its affiliates, including all other debt securities and guarantees in respect of those debt securities issued to (a) any other Southern Union Trust or a trustee of such trust and (b) any other trust, or a trustee of such trust, partnership or other entity affiliated with Southern Union that is a financing vehicle of Southern Union (a "financing entity") in connection with the issuance by such financing entity of Preferred Securities or other securities that rank pari passu with, or junior to, the Preferred Securities.
Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

The Indenture does not limit the aggregate amount of Senior
Indebtedness that may be issued by Southern Union. As of December 31, 1994, Senior Indebtedness of Southern Union aggregated approximately $475 million.

Optional Redemption

Southern Union shall have the right to redeem the Subordinated Debt Securities, in whole or in part, from time to time, on or after ___________________, 2000, or at any time in certain circumstances upon the occurrence of a Tax Event as described under "Description of the Preferred Securities -- Tax Event Redemption or Distribu-tion," upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date. If a partial redemption of the Preferred Securities resulting from a partial redemption of the Subordinated Debt Securities would result in the delisting of the Preferred Securities, Southern Union may only redeem the Subor-dinated Debt Securities in whole.

Interest

Each Subordinated Debt Security shall bear interest at the rate of ____% per annum from the original date of issuance, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each an "Interest Payment Date"), commencing June 30, 1995, to the person in whose name such Subordi-nated Debt Security is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. In the event the Subordinated Debt Securi-ties shall not continue to remain in book-entry only form, Southern Union shall have the right to select record dates, which shall be more than one Business Day prior to the Interest Payment Date.

The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed per 30-day month. In the event that any date on which interest is payable on the Sub-ordinated Debt Securities is not a Business Day, then payment of the interest payable on such date will be made on the next suc-ceeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, then such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

Option to Extend Maturity Date

The maturity date of the Subordinated Debt Securities is __________________, 2025 (the "Scheduled Maturity Date"). Southern Union, however, may, before the Scheduled Maturity Date, extend such maturity date no more than one time for up to an additional 19 years from the Scheduled Maturity Date; provided that (a) Southern Union is not in bankruptcy or otherwise insolvent, (b) Southern Union is not in default on any Subordinated Debt Securities issued to a Southern Union Trust or to any trustee of such trust in con-nection with an issuance of Trust Securities by such Southern Union Trust, (c) Southern Union has made timely payments on the Subordi-nated Debt Securities for the immediately preceding 6 quarters without deferrals, (d) Southern Union Financing is not in arrears on payments of distributions on the Preferred Securities, (e) the Subordinated Debt Securities are rated Investment Grade by any one of Standard & Poor's Corporation, Moody's Investors Service, Inc., Fitch Investor Services, Duff & Phelps Credit Rating Company or any other nationally recognized statistical rating organization, and
(g) the final maturity of such Subordinated Debt Securities is not later than the 49th anniversary of the issuance of the Preferred Securities. Pursuant to the Declaration, the Regular Trustees are required to give notice of Southern Union's election to extend the Scheduled Maturity Date to the holders of the Preferred Securities.

Option to Extend Interest Payment Period

Southern Union shall have the right at any time, and from time to time, during the term of the Subordinated Debt Securities to defer payments of interest by extending the interest payment period for a period not exceeding 20 consecutive quarters, at the end of which Extension Period, Southern Union shall pay all interest then accrued and unpaid (including any Additional Interest, as herein defined) together with interest thereon compounded quarterly at the rate specified for the Subordinated Debt Securities to the extent permitted by applicable law ("Compound Interest"); provided that, during any such Extension Period, (a) Southern Union shall not, and shall cause any subsidiary of Southern Union that is not a wholly-owned subsidiary of Southern Union not to, declare or pay any divi-dends on, make any distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to any of its capital stock or the capital stock of any such subsidiary and (b) Southern Union shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Southern Union that rank pari passu with or junior to the Subordinated Debt Securities; provided, however, that, the foregoing restriction (a) does not apply to any stock dividends paid by Southern Union, or any of its subsidiaries, where the dividend stock is the same as that on which the dividend is paid. Prior to the termination of any such Extension Period, Southern
Union may further defer payments of interest by extending the interest payment period; provided, however, that, such Extension Period, including all such previous and further extensions, may not exceed 20 consecutive quarters. Upon the termination of any Extension Period and the payment of all amounts then due, Southern Union may commence a new Extension Period, subject to the terms set forth in this section. No interest during an Extension Period, except at the end thereof, shall be due and payable. Southern Union has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debt Securities. If the Property Trustee shall be the sole holder of the Subordinated Debt Securities, Southern Union shall give the Regular Trustees and the Property Trustee notice of its selection of such Extension Period one Business Day prior to the earlier of (i) the date dis-tributions on the Preferred Securities are payable or (ii) the date the Regular Trustees are required to give notice to the New
York Stock Exchange (or other applicable self-regulatory organi-zation) or to holders of the Preferred Securities of the record date or the date such distribution is payable. The Regular
Trustees shall give notice of Southern Union's selection of such Extension Period to the holders of the Preferred Securities. If the Property Trustee shall not be the sole holder of the Subor-dinated Debt Securities, Southern Union shall give the holders of the Subordinated Debt Securities notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date upon which Southern Union is required to give notice to the New York
Stock Exchange (or other applicable self-regulatory organiza-tion) or to holders of the Subordinated Debt Securities of the record or payment date of such related interest payment.

Additional Interest

If at any time Southern Union Financing shall be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, Southern Union will pay as additional interest ("Additional Interest") such additional amounts as shall be required so that the net amounts received and retained by Southern Union Financing after paying any such taxes, duties, assessments or other governmental charges will be not less than the amounts Southern Union Financing would have received had no such taxes, duties, assessments or other govern-mental charges been imposed.

Indenture Events of Default

If any Indenture Event of Default shall occur and be continuing, the Property Trustee, as the holder of the Subordinated Debt Securities, will have the right to declare the principal of and the interest on the Subordinated Debt Securities (including any Com-pound Interest and Additional Interest, if any) and any other amounts payable under the Indenture to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Subordinated Debt Securities. See "Particular Terms of the Subor-dinated Debt Securities -- Events of Default" in the accompanying Prospectus for a description of the Events of Default. An Inden-ture Event of Default also constitutes a Declaration Event of Default. The holders of Preferred Securities in certain circum-stances have the right to direct the Property Trustee to exercise its rights as the holder of the Subordinated Debt Securities. See "Description of the Preferred Securities -- Declaration Events of Default" and "Voting Rights."

Book-Entry and Settlement

If distributed to holders of Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of Southern Union Financing as a result of the occurrence of a Tax Event, the Subordinated Debt Securities will be issued in the form of one or more global certificates (each a "Global Security") registered in the name of the Depositary or its nominee. Except under the limited circumstances described below, Subordinated Debt Securities represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Subordinated Debt Securities in definitive form. The Global Securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Security.

Except as provided below, owners of beneficial interests in such a Global Security will not be entitled to receive physical delivery of Subordinated Debt Securities in definitive form and will not be considered the holders (as defined in the Indenture) thereof for any purpose under the Indenture, and no Global Security repre-senting Subordinated Debt Securities shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee or to a successor Depositary or its nominee. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary or if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a holder under the Indenture.

The Depositary

If Subordinated Debt Securities are distributed to holders of Pre-ferred Securities in liquidation of such holders' interests in Southern Union Financing, DTC will act as securities depositary for the Subordinated Debt Securities. For a description of DTC and the specific terms of the depositary arrangements, see "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company." As of the date of this Prospectus Sup-pleplement, the description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by DTC. Southern Union may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as a depository for the Global Securities.

None of Southern Union, Southern Union Financing, the Indenture Trustee, any paying agent and any other agent of Southern Union or the Indenture Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Subordinated Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Discontinuance of the Depositary's Services

A Global Security shall be exchangeable for Subordinated Debt Securities registered in the names of persons other than the depositary or its nominee only if (i) the depositary notifies Southern Union that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed, (ii) the depositary, at any time, ceases to be a clearing agency registered under the Exchange Act at which time the depositary is required to be so registered to act as such depositary and no successor depositary shall have been appointed,
(iii) Southern Union, in its sole discretion, determines that such Global Security shall be so exchangeable or (iv) there shall have occurred an Event of Default with respect to such Subordinated Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Subordinated Debt Securities registered in such names as the depositary shall direct. It is expected that such instructions will be based upon directions received by the depositary from its Participants with respect to ownership of beneficial interests in such Global Security.

Miscellaneous

The Indenture will provide that Southern Union will pay all fees and expenses related to (i) the offering of the Trust Securities and the Subordinated Debt Securities, (ii) the organization, maintenance and dissolution of Southern Union Financing and (iii) the retention of the Southern Union Trustees and (iv) the enforcement by the Property Trustee of the rights of the holders of the Preferred Securities. The payment of such fees and expenses will be fully and unconditionally guaranteed by Southern Union.

              EFFECT OF OBLIGATIONS UNDER THE
       SUBORDINATED DEBT SECURITIES AND THE GUARANTEE

As set forth in the Declaration, the sole purpose of Southern Union Financing is to issue the Trust Securities evidencing undivided beneficial interests in the assets of Southern Union Financing, and to invest the proceeds from such issuance and sale in the Subordi-nated Debt Securities.

As long as payments of interest and other payments are made when due on the Subordinated Debt Securities, such payments will be sufficient to cover distributions and payments due on the Trust Securities because of the following factors: (i) the aggregate principal amount of Subordinated Debt Securities will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (ii) the interest rate and the interest and other payment dates on the Subordinated Debt Securities will match the distribution rate and distribution and other payment dates for the Preferred Securities; (iii) Southern Union shall pay all, and Southern Union Financing shall not be obligated to pay, directly or indirectly, any, costs and expenses of Southern Union Financing; and (iv) the Declaration further provides that the Southern Union Trustees shall not cause or permit Southern Union Financing to, among other things, engage in any activity that is not consistent with the purposes of Southern Union Financing.

Payments of distributions (to the extent funds therefor are avail-able) and other payments due on the Preferred Securities (to the extent funds therefor are available) are guaranteed by Southern Union as and to the extent set forth under "Description of the Guarantees" in the accompanying Prospectus. If Southern Union does not make interest payments on the Subordinated Debt Securities pur-chased by Southern Union Financing, it is expected that Southern Union Financing will not have sufficient funds to pay distributions on the Preferred Securities. The Guarantee is a full and uncondi-tional guarantee from the time of its issuance but does not apply to any payment of distributions unless and until Southern Union Financing has sufficient funds for the payment of such distribu-tions.

If Southern Union fails to make interest or other payments on the Subordinated Debt Securities when due (taking account of any Exen-sion Period), the Declaration provides a mechanism whereby the holders of the Preferred Securities, using the procedures described in "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company" and "-- Voting Rights," may (i) appoint a Special Regular Trustee and (ii) direct the Property Trustee to enforce its rights under the Subordinated Debt Securities. If the Property Trustee fails to enforce its rights under the Subordinated Debt Securities, a holder of Preferred Securities may, after a period of 30 days has elapsed from such holder's written request to the Property Trustee to enforce such rights, institute a legal proceeding against Southern Union to enforce the Property Trustee's rights under the Subordinated Debt Securities without first instituting any legal proceeding against the Property Trustee or any other person or entity. Southern Union, under the Guarantee, acknowledges that the Guarantee Trustee shall enforce the Guarantee on behalf of the holders of the Preferred Securities. If Southern Union fails to make payments under the Guarantee, the Guarantee provides a mechanism whereby the holders of the Preferred Securities may direct the Guarantee Trustee to enforce its rights thereunder. If the Guarantee Trustee fails to enforce the Guarantee, any holder of Preferred Securities may, after a period of 30 days has elapsed from such holder's written request to the Guarantee Trustee to enforce the Guarantee, institute a legal proceeding directly against Southern Union to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against Southern Union Financing, the Guarantee Trustee, or any other person or entity.

Southern Union and Southern Union Financing believe that the above mechanisms and obligations, taken together, are substantially equivalent to a full and unconditional guarantee by Southern Union of payments due on the Preferred Securities. See "Description of the Guarantees -- General" in the accompanying Prospectus.

           UNITED STATES FEDERAL INCOME TAXATION

General

The following is a summary of certain of the material United States federal income tax consequences of the purchase, ownership and dis-position of Preferred Securities. Unless otherwise stated, this summary deals only with Preferred Securities held as capital assets by holders who purchase the Preferred Securities upon original issuance ("Initial Holders"). It does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. Dollar or the tax consequences to shareholders, part-ners or beneficiaries of a holder of Preferred Securities.
Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

Classification of the Subordinated Debt Securities

In connection with the issuance of the Subordinated Debt Securi-ties, Skadden, Arps, Slate, Meagher & Flom, special tax counsel to Southern Union and Southern Union Financing, will render its opinion generally to the effect that, although not entirely free from doubt, under then current law and assuming full compliance with the terms of the Indenture (and certain other documents), and based on certain facts and assumptions contained in such opinion, the Subordinated Debt Securities held by Southern
Union Financing will be classified for United States federal income tax purposes as indebtedness of Southern Union.

Classification of Southern Union Financing

In connection with the issuance of the Preferred Securities, Skadden, Arps, Slate, Meagher & Flom, special tax counsel to Southern Union and Southern Union Financing, will render its opinion generally to the effect that, under then current law and assuming full compliance with the terms of the Declaration and the Indenture (and certain other documents), and based on certain facts and assumptions contained in such opinion, Southern Union Financing will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities will be considered the owner of an undivided interest in the Subordinated Debt Securities, and each holder will be required to include in its gross income any original issue discount ("OID") accrued with respect to its allocable share of those Subordinated Debt Securities.

Original Issue Discount

Because Southern Union has the option, under the terms of the Subordinated Debt Securities, to defer payments of interest by extending interest payment periods for up to 20 quarters, all of the stated interest payments on the Subordinated Debt Securities will treated as "original issue discount." Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. Generally, all of a holder's taxable interest income with respect to the Subordinated Debt Securities will be accounted for as OID, and actual distributions of stated interest will not be separately reported as taxable income. Actual payments and distributions of stated interest will not, however, be separately reported as tax-able income. The amount of OID that accrues in any month will approximately equal the amount of the interest that accrues on the Subordinated Debt Securities in that month at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest period.

Because income on the Preferred Securities will constitute OID, corporate holders of Preferred Securities will not be entitled to a dividends - received deduction with respect to any income recognized with respect to the Preferred Securities.

Market Discount and Bond Premium

Holders of Preferred Securities other than Initial Holders may be considered to have acquired their undivided interests in the Sub-ordinated Debt Securities with market discount or acquisition premium as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

Receipt of Subordinated Debt Securities or Cash Upon Liquidation of Southern Union Financing

Under certain circumstances, as described under the caption "Description of the Preferred Securities -- Tax Event Redemp-tion or Distribution," Subordinated Debt Securities may be dis-tributed to holders in exchange for the Preferred Securities and in liquidation of Southern Union Financing. Under current law, such a distribution, for United States federal income tax purposes, would be treated as a non-taxable event to each holder, and each holder would receive an aggregate tax basis in the Subordinated Debt Securities equal to such holder's aggregate tax basis in its Preferred Securities. A holder's holding period in the Subordi-nated Debt Securities so received in liquidation of Southern Union Financing would include the period during which the Preferred Securities were held by such holder.

Under certain circumstances described herein (see "Description of the Preferred Securities"), the Subordinated Debt Securities may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder could recognize gain or loss as if it sold such redeemed Preferred Securities for cash.
See "United States Federal Income Taxation -- Sales of Preferred
Securities."

Sales of Preferred Securities

A holder that sells Preferred Securities will recognize gain or loss equal to the difference between its adjusted tax basis in the Preferred Securities and the amount realized on the sale of such Preferred Securities. A holder's adjusted tax basis in the Pre-ferred Securities generally will be its initial purchase price increased by OID previously includible in such holder's gross income to the date of disposition and decreased by payments received on the Preferred Securities. Such gain or loss generally will be a capital gain or loss and generally will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year.

The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debt Securities. A holder who disposes of his Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debt Securities through the date of disposition in income as ordinary income, and to add such amount to his adjusted tax basis in his pro rata share of the underlying Subordinated Debt Securities deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which will include, in the form of OID, all accrued but unpaid interest) a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

United States Alien Holders

For purposes of this discussion, a "United States Alien Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

Under present United States federal income tax law: (i) payments by Southern Union Financing or any of its paying agents to any holder of a Preferred Security who or which is a United States Alien Holder will not be subject to United States federal with-holding tax; provided that, (a) the beneficial owner of the Pre-ferred Security does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Southern Union entitled to vote, (b) the beneficial owner of the Preferred Security is not a controlled foreign corporation that is related to Southern Union through stock ownership, and (c) either (A) the beneficial owner of the Preferred Security certifies to Southern Union Financing or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institu-tion"), and holds the Preferred Security in such capacity, that certifies to Southern Union Financing or its agent, under penalties of perjury, that such statement has been received from the bene-ficial owner by it or by a Financial Institution between it and the beneficial owner and furnishes Southern Union Financing or its agent with a copy thereof; and (ii) a United States Alien Holder of a Preferred Security will not be subject to United States federal withholding tax on any gain realized upon the sale or other dispo-sition of a Preferred Security.

Information Reporting to Holders

Subject to the qualifications discussed below, income on the Pre-ferred Securities will be reported to holders on Forms 1099, which forms should be mailed to holders of Preferred Securities by January 31 following each calendar year.

Southern Union Financing will be obligated to report annually to Cede & Co., as holder of record of the Preferred Securities, the OID related to the Subordinated Debt Securities that accrued during the year. Southern Union Financing currently intends to report such information on Form 1099 prior to January 31 following each calendar year even though Southern Union Financing is not legally required to report to record holders until April 15 following each calendar year. The Underwriters have indicated to Southern Union Financing that, to the extent that they hold Preferred Securities as nominees for beneficial holders, they currently expect to report to such beneficial holders on Forms 1099 by January 31 following each calendar year. Under current law, holders of Preferred Securities who hold as nominees for beneficial holders will not have any obligation to report information regarding the beneficial holders to Southern Union Financing. Southern Union Financing, moreover, will not have any obligation to report to beneficial holders who are not also record holders. Thus, beneficial holders of Preferred Securities who hold their Preferred Securities through the Underwriters will receive Forms 1099 reflecting the income on their Preferred Securities from such nominee holders rather than Southern Union Financing.

Backup Withholding

Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification require-ments. Any withheld amounts will be allowed as a credit against the holder's United States federal income tax, provided the required information is provided to the Service.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                       UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), Southern Union Financing has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative (the "Representa-tive"), has severally agreed to purchase the number of Preferred Securities set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Pre-ferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                     Number of
                  Underwriters                 Preferred Securities
                  ____________                 ____________________

   Merrill Lynch, Pierce, Fenner & Smith
     Incorporated
   Dean Witter Reynolds, Inc.
   A.G. Edwards & Sons, Inc.
   PaineWebber Incorporated
   Prudential Securities Incorporated

   Total . . . . . . . . . . . . . . . . . . . .      3,000,000

The Underwriters propose to offer the Preferred Securities, in part, directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and, in part, to certain securities dealers at such price less a concession of $____________ per Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $___________ per Preferred Security to certain brokers and dealers. After the Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representative.

In view of the fact that the proceeds of the sale of the Preferred Securities will ultimately be used to purchase the Subordinated Debt Securities of Southern Union, the Underwriting Agreement pro-vides that Southern Union will pay as compensation ("Underwriters' Compensation") to the Underwriters' arranging the investment therein of such proceeds, an amount in New York Clearing House (next day) funds of $__________ per Preferred Security (or $___________ in the aggregate) for the accounts of the several Underwriters; provided that, such compensation for sales of 10,000 or more Preferred Securities to any single purchaser will be $____________ per Preferred Security. Therefore, to the extent of such sales, the actual amount of Underwriters Compensation will be less than the aggregate amount specified in the preceding sentence.

During a period of 30 days from the date of the Prospectus Sup-plement, neither Southern Union Financing nor Southern Union will, without the prior written consent of the Underwriters, directly or indirectly, sell, offer to sell, grant any option for the sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or any equity securities substantially similar to the Preferred Securities (except for any series of Subordinated Debt Securities and the Preferred Securities offered hereby).

Application has been made to list the Preferred Securities on the New York Stock Exchange. If so approved, trading of the Preferred Securities on the New York Stock Exchange is expected to commence within a 30 day period after the initial delivery of the Preferred Securities. The Representative has advised Southern Union Financing that it intends to make a market in the Preferred Securi-ties prior to the commencement of trading on the New York Stock Exchange. The Representative will have no obligation to make a market in the Preferred Securities, however, and may cease market making activities, if commenced, at any time.

Prior to this offering there has been no public market for the Preferred Securities. In order to meet one of the requirements for listing the Preferred Securities on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Pre-ferred Securities to a minimum of 400 beneficial holders.

Southern Union Financing and Southern Union have agreed to indem-nify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, Southern Union and its subsidiaries in the ordinary course of business.

                      LEGAL MATTERS

The validity of the Preferred Securities, the Subordinated Debt Securities, the Guarantee and certain matters relating thereto will be passed upon for Southern Union and Southern Union Financing by Fleischman and Walsh, L.L.P., Washington, D. C., and on behalf of the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Aaron I. Fleischman, Senior Partner of Fleischman and Walsh, L.L.P., is a director of Southern Union. Mr. Fleischman, Fleischman and Walsh, L.L.P., and other attorneys in the firm beneficially own shares of Southern Union common stock that, in the aggregate, represent less than two percent (2%) of the shares of Southern Union common stock outstanding. Certain United States federal income taxation matters will be passed upon for Southern Union and Southern Union Financing by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

________________________________   ________________________________

No dealer, salesperson or other
individual has been authorized
to give any information or to
make any representations other
than those contained or incor-
porated by reference in this                  $75,000,000
Prospectus Supplement in con-
nection with the offer made by
this Prospectus Supplement and,        Southern Union Financing I
if given or made, such informa-
tion or representation must not          ____% Trust Originated
be relied upon as having been        Preferred Securities ("TOPrS")
authorized by Southern Union          guaranteed to the extent set
Company, Southern Union                      forth herein by
Financing I, or the Under-                Southern Union Company
writers.  Neither the delivery
of this Prospectus Supplement
nor any sale made hereunder and
thereunder shall under any cir-
cumstance create an implication
that there has been no change
in the affairs of Southern                  _____________________
Union Company or Souhern Union              PROSPECTUS SUPPLEMENT
Financing I, since the date                 _____________________
hereof.  This Prospectus Sup-
plement does not constitute an
offer or solicitation by anyone
in any state in which such
offer or solicitation is not
authorized or in which the
person making such offer or
solicitation is not qualified
to do so or to anyone to whom it             Merrill Lynch & Co.
is unlawful to make such offer            Dean Witter Reynolds, Inc.
or solicitation.                          A.G. Edwards & Sons, Inc.
                                          PaineWebber Incorporated
     ______________________               Prudential Securities,
                                            Incorporated

       TABLE OF CONTENTS

     Prospectus Supplement

                               Page
                               ____

Selected Historical Finan-
   cial Information
Southern Union Company
Southern Union Financing I
Investment Considerations                   _____________, 1995
Ratio of Earnings to Fixed
   Charges
Capitalization of Southern
   Union
Accounting Treatment
Use of Proceeds
Description of the Pre-
   ferred Securities
Description of the Subordi-
   nated Debt Securities
Effect of Obligations Under
   the Subordinated Debt
   Securities and the Guarantee
United States Federal Income
   Taxation
Underwriting
Legal Matters

         Prospectus

Available Information
Incorporation of Certain Docu-
    ments by Reference
Southern Union Company
Southern Union Financing Trusts
Use of Proceeds
Ratio of Earnings to Fixed
    Charges
Description of Southern Union
    Debt Securities
Particular Terms of the Senior
    Debt Securities
Particular Terms of the Sub-
    ordinated Debt Securities
Description of the Southern
    Union Trusts' Preferred
    Securities
Description of the Guarantees
Plan of Distribution
Validity of Securities
Experts




________________________________   ________________________________